UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 27, 2010

HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

California	000-23877	77-0469558
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Almaden Boulevard, San Jose, California	95113
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (408) 947-6900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.07   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

On May 27, 2010, Heritage Commerce Corp (the "Company"), held its Annual Meeting of Shareholders (the "Shareholders Meeting"). At the Shareholders Meeting, the shareholders voted on the following proposals as described in detail in the Company's Proxy Statement filed with the Securities and Exchange Commission on April 20, 2010. The proposals voted on and approved by the shareholders at the Shareholders Meeting were as follows:

Proposal 1: Election of Directors

The election of ten directors, named in the Proxy Statement, to serve as members of the Company's Board of Directors until the next annual meeting of shareholders. The results are set forth below:

Name	For	Withheld
Frank G. Bisceglia	6,299,542	973,459
Jack W. Conner	6,300,042	972,959
Celeste V. Ford	6,338,973	934,028
John J. Hounslow	6,457,079	815,922
Walter T. Kaczmarek	6,332,620	940,381
Mark E. Lefanowicz	6,334,069	938,932
Robert T. Moles	6,333,439	939,562
Humphrey P. Polanen	6,338,973	934,028
Charles J. Toeniskoetter	6,338,439	934,562
Ranson W. Webster	5,300,986	1,972,015

Proposal 2: Advisory Vote on Executive Compensation

Approval of non-binding vote on the Company's executive compensation. The results are set forth below:

For	Against	Abstentions
9,319,164	478,368	346,117

Proposal 3: Amendment to Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock from 30,000,000 to 60,000,000

Approval of an amendment of the Company's Articles of Incorporation to increase the number of authorized shares of common stock from 30,000,000 to 60,000,000. The results are set forth below:

For	Against	Abstentions
8,205,545	1,906,210	31,894

Proposal 4: Amendment to Bylaws to Reduce the Range of the Size of the Board of Directors

Approval of an amendment to the Company's Bylaws to reduce the range of the size of the Board of Directors to a range of 9 to 15 persons. The results are as follows:

For	Against	Abstentions
9,865,292	204,172	74,185

Proposal 5: Ratification of Independent Registered Public Accounting Firm

The ratification of the selection of Crowe Horwath LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010. The results are set forth below:

For	Against	Abstentions
9,791,662	78,419	273,568

Proposal 6: Authorization to Adjourn the Annual Meeting

Approval of the adjournment of the Annual Meeting, if necessary, to allow for further solicitation of proxies. The results are set forth below:

For	Against	Abstentions
9,353,495	748,344	41,810

ITEM 7.01   REGULATION FD DISCLOSURE.

Walter T. Kaczmarek, President and Chief Executive Officer of Heritage Commerce Corp, made a presentation to shareholders at the Annual Meeting of Shareholders on May 27, 2010. A copy of the information in the slide presentation is included as Exhibit 99.1. This Form 8-K and the information included as exhibits shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), nor shall it be incorporated by reference into a filing under the Securities Act of 1933, as amended ("Securities Act"), or the Exchange Act, except as expressly set forth by specific reference in such a filing. The furnishing of the information in this report is not intended to, and does not, constitute a determination or admission by the Company that the information in this report is material or complete, or that investors should consider this information before making an investment decision with respect to any security of the Registrant or any of its affiliates.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS.

(D) Exhibits.

99.1 Slide presentation to shareholders presented on May 27, 2010 by the registrant's President and Chief Executive Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 27, 2010

Heritage Commerce Corp

By: /s/ Lawrence D. McGovern
Name: Lawrence D. McGovern
Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

EXHIBIT NO.   DESCRIPTION

99.1   Slide presentation to shareholders presented on May 27, 2010, by the registrant's
                     President and Chief Executive Officer